KW 3/12/14

[redacted]

14046864

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC Mail Processing Section
FEB 27 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32928

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MOODY CAPITAL SOLUTIONS, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 SUMMITRAIL LANE
(No. and Street)

DAWSONVILLE (City) GA (State) 30534 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY MOODY (404) 229-0493 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOMKIEWICZ WRIGHT, LLC
(Name - *if individual, state last, first, middle name*)

6111 PEACHTREE DUNWOODY RD., BLDG E STE 102 (Address) ATLANTA, (City) GA (State) 30328 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant* must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/14/14

OATH OR AFFIRMATION

I, TIMOTHY MOODY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MOODY CAPITAL SOLUTIONS, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Tim Moody
Signature

PRESIDENT
Title

Melissa Cearfoss 2/25/2014
Notary Public

Melissa Cearfoss
Notary Public
Cobb County, Georgia
My Commission Expires December 28, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEARS ENDED DECEMBER 31, 2013 and 2012

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEARS ENDED DECEMBER 31, 2013 and 2012

CONTENTS

TW Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Moody Capital Solutions, Inc.
Dawsonville, Georgia

We have audited the accompanying financial statements of Moody Capital Solutions, Inc. (a wholly-owned subsidiary of Moody Capital, LLC), which comprise the statements of financial condition as of December 31, 2013 and 2012 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Moody Capital Solutions, Inc. as of December 31, 2013 and 2012, and the results of its operations, changes in stockholder's equity, and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

Report on Supplementary Information

Our 2013 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the accompanying index has been subjected to the auditing procedures applied in the audit of the 2013 financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the 2013 financial statements as a whole.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 25, 2014

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2013		December 31, 2012	
ASSETS				
Current assets:				
Cash and cash equivalents	$	14,511	$	22,356
Securities owned, at fair value		26,247		47,203
Deferred tax asset, net		7,614		898
Other current assets		3,000		-
Total current assets		51,372		70,457
Property and equipment:				
Vehicle		22,000		22,000
Equipment		1,383		491
Less: Accumulated depreciation		(22,387)		(22,272)
		996		219
Deferred tax asset, net		2,932		3,812
	$	55,300	$	74,488
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current liabilities:				
Accounts payable and accrued expenses	$	-	$	16,578
Stockholder's equity:				
Preferred stock: $0.001 par value; 25,000,000 shares authorized; -0- shares issued and outstanding		-		-
Common stock; $1.00 par value, 50,000,000 shares authorized, 43 shares issued and outstanding		43		43
Contributed capital		117,083		106,083
Accumulated deficit		(61,826)		(48,216)
Total stockholder's equity		55,300		57,910
	$	55,300	$	74,488

See notes to financial statements.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

STATEMENTS OF OPERATIONS

	Years Ended December 31, 2013	Years Ended December 31, 2012
REVENUES:		
Commissions and consulting fees	$ 809,597	$ 885,298
Reimbursed expenses	14,828	8,864
Net loss on securities owned	(4,329)	(42,910)
Total revenues	820,096	851,252
EXPENSES:		
Commissions	678,955	737,717
Salaries and wages	50,000	
Professional fees	49,798	39,763
Occupancy costs and office expenses	7,039	7,460
Regulatory fees and expenses	12,088	9,149
Depreciation and amortization expense	115	3,345
Other operating expenses	41,547	22,893
Total expenses	839,542	820,327
Net income (loss) before income taxes	(19,446)	30,925
Income taxes:		
Deferred tax benefit	5,836	4,710
NET INCOME (LOSS)	$ (13,610)	$ 35,635

See notes to financial statements.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock Shares	Common Stock Amount	Contributed Capital	Accumulated Deficit	Total Stockholder's Equity
Balances, January 1, 2012	43	$ 43	$ 104,983	$ (83,851)	$ 21,175
Capital contributions			1,100		1,100
Net income				35,635	35,635
Balances, December 31, 2012	43	43	106,083	(48,216)	57,910
Capital contributions			11,000		11,000
Net loss				(13,610)	(13,610)
Balances, December 31, 2013	43	$ 43	$ 117,083	$ (61,826)	$ 55,300

See notes to financial statements.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2013	Years Ended December 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (13,610)	$ 35,635
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Stock compensation received for services	(69,800)	(68,000)
Depreciation and amortization expense	115	3,345
Changes in operating assets and liabilities:		
Securities owned	90,756	40,924
Other current assets	(3,000)	1,544
Deferred tax asset	(5,836)	(4,710)
Accounts payable and accrued expenses	(16,578)	12,193
Net cash provided by (used in) operating activities	(17,953)	20,931
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(892)	(263)
Net cash used in investing activities	(892)	(263)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash contributed by parent	11,000	1,100
Net cash provided by financing activities	11,000	1,100
CHANGE IN CASH AND CASH EQUIVALENTS	(7,845)	21,768
CASH AND CASH EQUIVALENTS, beginning of year	22,356	588
CASH AND CASH EQUIVALENTS, end of year	$ 14,511	$ 22,356
SUPPLEMENTAL DISCLOSURE INFORMATION:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See notes to financial statements.

1. Description of Business

Moody Capital Solutions, Inc. (the "Company") is a registered broker-dealer headquartered in the Atlanta, Georgia metropolitan area. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in investment banking and corporate finance consulting services with companies throughout the U.S. and Canada.

The Company is a wholly-owned subsidiary of Moody Capital, LLC. The Company's President is the manager and sole member of Moody Capital, LLC, thus both companies are operated under common management. Moody Capital, LLC is a non-broker-dealer corporate finance consulting firm with a client market extending throughout the U.S. and Canada.

2. Summary of Significant Accounting Policies

Revenue Recognition
The Company recognizes revenues at the time investment banking and consulting fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, which for investment banking activities typically occurs when the transaction relating to the agreement has consummated.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful life of the asset, which ranges from five to seven years.

Income Taxes
The Company files its income tax returns separately from that of its parent using the cash basis of accounting. Deferred income taxes are provided using a liability method. Under the liability method, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination of the facts, circumstances and information available at the end of each financial statement period. Unrecognized tax benefits are measured and recorded as a liability where the Company has determined it to be probable a tax position would not be sustained in the event of an examination by a taxing authority and the amount of the unrecognized tax benefit can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position, or for all uncertain tax positions in the aggregate, could differ from the amount recognized.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management evaluates conditions occurring subsequent to the most recent financial statement reporting period for potential financial statement or disclosure effects. No subsequent events have been identified by management through February 25, 2014, which is the date the financial statements were available for issue.

3. Securities Owned

Securities owned consist entirely of marketable equity securities of publicly-traded companies, normally acquired from the issuer companies as compensation for services. The Company classifies these investments as trading securities and thus reports them at fair value. Changes in unrealized gains and losses due to market price changes of shares held are included in current year earnings. Realized gains and losses from the sales of securities, in addition to unrealized gains and losses are reported together in the statement of operations as net gain or loss on securities owned. Fair values of the securities owned are based on quoted market sources. Realized gains and losses are determined on the basis of specific identification.

4. Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – Inputs to the valuation methodology are:

- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.
- Inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

Investments as measured at fair value on a recurring basis by input type consisted of the following at December 31, 2013 and 2012:

December 31, 2013:

Description	Level 1	Level 2	Level 3
Common stocks - small caps	$ 26,247	$ -	$ -

December 31, 2012:

Description	Level 1	Level 2	Level 3
Common stocks - small caps	$ 47,203	$ -	$ -

The Company had no assets or liabilities that were measured and recognized at fair value as of December 31, 2013 and 2012 on a non-recurring basis.

5. Contingencies and Commitments

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2013 requiring contingent loss recognition.

6. Stockholder's Equity

During the years ended December 31, 2013 and 2012, the Company's parent contributed capital totaling $11,000 and $1,100. No additional common or preferred shares were issued as a result of these contributions.

7. Income Taxes

The Company had $7,614 of current deferred tax assets and $2,932 of non-current deferred income tax assets at December 31, 2013. Temporary differences giving rise to the deferred income tax assets in 2013 consisted of estimated future tax effects arising from net operating losses in current and prior periods, and differences in depreciation and amortization methods and useful lives for long-lived assets used for financial reporting purposes versus methods and useful lives required for income tax purposes. The Company has available at December 31, 2013 an unused operating loss carry-forward of $36,485 which may be applied against future taxable income, and which expires in 2032.

Management has determined that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on the tax return for the year ended December 31, 2013 or in tax returns for prior periods which remain open to examination. No income tax returns are currently under examination. The statute of limitations on the Company's income tax returns remains open for the years ended on or after December 31, 2010.

8. Related Party Transactions

During the years ended December 31, 2013 and 2012, as described in Note 6 the Company received capital contributions from its parent totaling $11,000 and $1,100. Also during the years ended December 31, 2013 and 2012, the Company paid its parent $28,458 and $22,776 in management fees. No amounts were due to or from the Company's parent as of December 31, 2013 and 2012.

The Company's office is co-located with its parent company, however all of the Company's direct business transactions and most of its administrative expenses are transacted, accounted for, and settled independently of its parent. The Company and its parent share limited administrative expenses such as rent and certain office expenses, which are defined along with the expense allocation methodology to be used in an expense sharing agreement.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital).

At December 31, 2013, the Company has net allowable capital of $14,511, which is $9,511 in excess of the required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is 0.00% as of December 31, 2013. Securities owned, other current assets, property and equipment and deferred tax assets reflected in the accompanying 2013 financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-3 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not receive or hold customer funds or securities in the course of providing its services.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	55,300
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		55,300
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		55,300
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Property and equipment, net		996
Deferred tax asset		10,546
Securities owned		26,247
Other current assets		3,000
Secured demand note deficiency		-
Commodity futures contracts and spot commodities/propriety capital charges		-
Other deductions and/or charges		-
Other additions and/or credits		-
Net capital before haircuts on securities positions		14,511
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		-
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	14,511
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	-
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of above)	$	5,000
Excess net capital	$	9,511
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer	$	8,511

(Continued)

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2013

COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	-
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	-
Percentage of aggregate indebtedness to net capital		0.00
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report as of December 31, 2013	$	14,511
Net audit adjustments		-
Net capital per above	$	14,511

See auditors' report.

Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Moody Capital Solutions, Inc.
Dawsonville, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Moody Capital Solutions, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.
A *material weakness* is a significant deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 25, 2014

TW Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPYING AGREED UPON PROCEDURES RELATED TO SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Moody Capital Solutions, Inc.
Dawsonville, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Moody Capital Solutions, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating Moody Capital Solutions, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Moody Capital Solutions, Inc.'s management is responsible for Moody Capital Solutions, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries. The Form SIPC-7 listed no assessment payments. Accordingly, this procedure was not applicable;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013. No differences noted;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; specifically, to underlying agreements and transactional documentation relating to revenue represented in the Form SIPC-7 as not related directly or indirectly to the securities business. No differences noted;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. No differences noted relating calculations reflected in Form SIPC-7. This procedure was not applicable to related schedules and working papers supporting the adjustment on Form SIPC-7, in that no calculations were required to determine such adjustment; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. The Form SIPC-7 indicated no overpayment applied to the current assessment. Accordingly, this procedure was not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tom Kiewicz Wright, LLC

Atlanta, Georgia
February 25, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Moody Capital Solutions, Inc.
208 Summitrail Lane
Dawsonville, GA 30534

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Timothy Moody 404-229-0493

2. A. General Assessment (item 2e from page 2)		$ 1,516
B. Less payment made with SIPC-6 filed (exclude interest) N/A (Date Paid)		(0)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for 233 days at 20% per annum		135
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,651
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,651	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Moody Capital Solutions, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 26th day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 20 13
and ending 12/31, 20 13
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 820,096
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	4,329
Total additions	4,329
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Commission from non-securities business, and reimbursed expenses	218,116
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	218,116
2d. SIPC Net Operating Revenues	$ 606,309
2e. General Assessment @ .0025	$ 1,516
	(to page 1, line 2.A.)